UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 17TH GENERAL SHAREHOLDERS’ MEETING AND

THE 42ND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 09, 2015

I. Date, Time and Place: April 09, 2015, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Telefônica Brasil” or “Company”) headquarters, at Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

II. Call Notice: Notice published on the Diário Oficial do Estado de São Paulo, on the editions of March 10, 11 and 12, 2015, pages 40, 49 and 23, respectively, and on Valor Econômico newspaper, on the editions of March, 10, 11 and 12, 2015, pages B8, B8 and B13, respectively.

III. Agenda:

At the General Shareholders’ Meeting:

1.   To analyse the Management accounts, and to examine, discuss and vote on the Management Report, Financial Statements, accompanied by the Independent Auditors’ and Fiscal Council’s reports for the fiscal year ended December 31, 2014;

2.    To resolve on the allocation of net income for fiscal year ended December 31, 2014;

3.    To elect the members of the Fiscal Council for a new term of office.

At the Especial Shareholders’ Meeting:

1.         To determine the annual overall compensation of the administrators and members of the Fiscal Council.

IV. Attendance: Company shareholders representing more than 91% (ninety-one percent) of the common shares and more than 71% (seventy-one percent) of the preferred shares attended the meeting, as per the records and signatures in the Shareholders’ Attendance Book no. 002, pages 82 back to 89 back, achieving the legal quorum to install this Meeting and resolve on the matters on the Agenda. Also attended the meeting of the Company’s executive officer Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; the members of the Fiscal Council, Messrs. Flávio Stamm, Charles Edwards Allen and Cremênio Medola Netto and the representative of the independent auditors, Grant Thornton Auditores Independentes, Mr. Clóvis Ailton Madeira. The Board of Directors’ member, Mr. Antonio Gonçalves de Oliveira was also present.

V. Presiding Board:         Breno Rodrigo Pacheco de Oliveira – Chairman

Carolina Simões Cardoso – Secretary

Minutes of the 17th GSM and 42nd SSM (Page 1)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

VI. Resolutions: The shareholders present resolved on the following:

1 - Item “1” of the Agenda of the General Shareholders’ Meeting: the Chairman announced that were available to the shareholders the documents related to the management’s accounts, including: the Management Report, Balance Sheet and the other complete and consolidated Financial Statements of the Company, accompanied by the Explanatory Notes, as well as the Report of the Independent Auditors Grant Thornton Auditores Independentes on the Financial Statements (opinion) and the Fiscal Council’s Report, issued with no restrictions, all related to the fiscal year ended December 31, 2014. It was then proposed and approved by those in attendance the waiver of the reading of said documents, as they were known by all present. In accordance with the legal provisions, the documents were published in full on the Valor Econômico and Diário Oficial do Estado de São Paulo newspapers, on February 25, 2015, and made available on the IPE System of the Brazilian Securities and Exchange Commission/Bovespa, on the internet, in accordance with the form and terms provided for in CVM Instruction 481/09.  Submitted to discussion and vote, the matter in “item 1” of the agenda of the General Shareholders’ Meeting was approved unanimously by those who exercised their right to vote, registered the abstentions received by the Presiding Board and the impediments by law. As a result, the attending members expressly approved, in full and with no restrictions, the Annual Management Report and the Management’s accounts, including the Balance Sheet and the complete Financial Statements with the Explanatory Notes of the Company – parent company and consolidated, all related to the fiscal year ended December 31, 2014, including the opinions related to the matter.

2 – Those present analysed the matter in item "2" of the agenda of the General Shareholders’ Meeting, which refers to the proposal for the allocation of net income for fiscal year 2014, with the following content:

“MANAGEMENT PROPOSAL FOR THE ALLOCATION

OF NET INCOME FOR FISCAL YEAR 2014”

Dear Shareholders,

In accordance with Article 192 of Law 6,404/76 and CVM Instruction 481, of December 17, 2009, Article 9, paragraph 1 - II, this Management proposes to the shareholders the allocation of net income for the fiscal year ended December 31, 2014 totaling R$4,936,658,858.75 (Four billion, nine hundred thirty-six million, six hundred fifty-eight thousand, eight hundred and fifty-eight reais and seventy-five cents) to be distributed as follows:

1.                   ALLOCATION OF NET INCOME FOR THE FISCAL YEAR

Minutes of the 17th GSM and 42nd SSM (Page 2)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

In accordance with Article 26, paragraph 1 (ii) of the Company’s Bylaws, 25% of the adjusted net income pursuant to items II and III of Article 202 of Law 6,404/76 will be distributed as minimum mandatory dividends to all shareholders. Paragraph 1 (iii) of the same Article envisages that the remaining balance, after all the provisions in previous items of this Article have been complied with, will be allocated as determined by the General Shareholders’ Meeting, based on a proposal by the Board of the Directors.

In accordance with Article 193 of Law 6,404/76, a total of five percent (5%) of net income was allocated to the Legal Reserve, totaling R$246,832,942.94 (Two hundred forty-six million, eight hundred thirty-two thousand, nine hundred and forty-two reais and ninety-four cents).

In accordance with Article 195-A of Law 6,404/76, it was allocated to the Tax Incentive Reserve the amount of R$150,000.00 (One hundred and fifty thousand reais), related to the ICMS tax benefit of Espírito Santo State, linked to the installation of a radio base station (RBS) to support the PMS. The incentive portion of net income was excluded from the calculation base for the minimum mandatory dividends, and can only be used in the event of a capital increase or absorption of losses.

As a result, the adjusted net income for fiscal year 2014 will be the basis for determining the minimum mandatory dividends, as shown in the table below:

Net income for the fiscal year	4,936,658,858.75
(-) Appropriation to the Legal Reserve	(246,832,942.94)
(-) Appropriation to the Tax Incentive Reserve	(150,000.00)
Adjusted net income	4,689,675,915.81

Minimum Mandatory Dividends (25% of adjusted net income)	1,172,418,978.95

Dividends and IOE distributed in the year:	2,092,000,000.00
Interest on Equity declared	2,092,000,000.00

(+) Forfeited IOE/Dividends	207,442,366.27
(-) Other comprehensive income	(36,526,413.00)
Profit available for distribution in 2015	2,768,591,869.08

(-) Declaration of Interim Dividends held in fiscal year 2015	2,750,000,000.00

(=) Profit available for distribution in 2015	18,591,869.08

Minutes of the 17th GSM and 42nd SSM (Page 3)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Advantages of the preferred shares:

In accordance with Article 7 of the Company’s Bylaws, the holders of preferred shares are entitled to receive a dividend 10% (ten percent) higher than that attributable to the holders of common shares.

Allocations in fiscal year 2014

a.      Interest on equity:

According to Article 9 of Law 9,249/95, Resolution No. 683/12 of the Brazilian Securities Commission and article 28 of the Company’s Bylaws, the Management approved, ad referendum of the General Shareholders Meeting, interest on equity, which were attributable to the mandatory minimum dividend for the fiscal year 2014, on the following dates and conditions:

July 18, 2014 – approval of the amount of R$298,000,000.00 (two hundred and ninety-eight million reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$253,300,000.00 (two hundred and fifty-three million, three hundred thousand reais), which were paid as of December 19, 2014 to holders of common and preferred shares that were registered in the Company's books at the end of July 31, 2014 including. After this date, the shares were considered "ex-Interest on Equity”.

August 18, 2014 – approval of the amount of R$299,385,000.00 (two hundred and ninety-nine million, three hundred and eighty-five thousand reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$254,477,250.00 (two hundred and fifty-four million, four hundred and seventy-seven thousand, two hundred and fifty reais), which were paid as of December 19, 2014 to holders of common and preferred shares that were registered in the Company's books at the end of August 29, 2014 including. After this date, the shares were considered "ex-Interest on Equity”.

September 19, 2014 – approval of the amount of R$250,167,000.00 (two hundred and fifty million, one hundred and sixty-seven thousand reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$212,641,950.00 (two hundred and twelve million, six hundred and forty-one thousand, nine hundred and fifty reais), which were paid as of December 19, 2014 to holders of common and preferred shares that were registered in the Company's books at the end of September 30, 2014 including. After this date, the shares were considered "ex-Interest on Equity”.

Minutes of the 17th GSM and 42nd SSM (Page 4)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

October 20, 2014 – approval of the amount of R$305,772,000.00 (three hundred and five million, seven hundred and seventy-two thousand reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$259,906,200.00 (two hundred and fifty-nine million, nine hundred and six thousand, two hundred reais), which will be paid until the end of fiscal year 2015, in a date to be defined by the Company’s Board, to holders of common and preferred shares that were registered in the Company's books at the end of October 31, 2014 including. After this date, the shares were considered "ex-Interest on Equity”.

November 17, 2014 – approval of the amount of R$463,247,000.00 (four hundred and sixty-three million, two hundred and forty-seven thousand reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$393,759,950.00 (three hundred and ninety-three million, seven hundred and fifty-nine thousand, nine hundred and fifty reais), which will be paid until the end of fiscal year 2015, in a date to be defined by the Company’s Board, to holders of common and preferred shares that were registered in the Company's books at the end of November 28, 2014 including. After this date, the shares were considered "ex-Interest on Equity”.

December 18, 2014 – approval of the amount of R$475,429,000.00 (four hundred and seventy-five million, four hundred and twenty-nine thousand reais), with income tax withholding at the rate of 15%, resulting in a net amount of R$404,114,650.00 (four hundred and four million, one hundred and fourteen thousand, six hundred and fifty reais), which will be paid until the end of fiscal year 2015, in a date to be defined by the Company’s Board, to holders of common and preferred shares that were registered in the Company's books at the end of December 30, 2014 including. After this date, the shares were considered "ex-Interest on Equity”.

The table below shows a summary of the distributions carried out in the fiscal year 2014:

Total Amount	Gross	2,092,000,000.00
	Net	1,778,200,000.00
Interest on equity deliberated in July 18, 2014	Gross	298,000,000.00
	Net	253,300,000.00
Interest on equity deliberated in August 18, 2014	Gross	299,385,000.00
	Net	254,477,250.00
Interest on equity deliberated in September 19, 2014	Gross	250,167,000.00
	Net	212,641,950.00
Interest on equity deliberated in October 20, 2014	Gross	305,772,000.00
	Net	259,906,200.00
Interest on equity deliberated in November 17, 2014	Gross	463,247,000.00
	Net	393,759,950.00
Interest on equity deliberated in December 18, 2014	Gross	475,429,000.00
	Net	404,114,650.00

Minutes of the 17th GSM and 42nd SSM (Page 5)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Amount per Share		ON	PN1
Interest on equity deliberated in July 18, 2014	Gross	0.248859546574	0.273745501232
	Net	0.211530614588	0.232683676048
Interest on equity deliberated in August 18, 2014	Gross	0.250016158897	0.275017774786
	Net	0.212513735063	0.233765108568
Interest on equity deliberated in September 19, 2014	Gross	0.208914248952	0.229805673848
	Net	0.177577111610	0.195334822771
Interest on equity deliberated in October 20, 2014	Gross	0.255349937165	0.280884930882
	Net	0.217047446591	0.238752191250
Interest on equity deliberated in November 17, 2014	Gross	0.386857175745	0.425542893320
	Net	0.328828599383	0.361711459322
Interest on equity deliberated in December 18, 2014	Gross	0.397030353585	0.436733388944
	Net	0.337475800547	0.371223380602

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

Allocations in fiscal year 2015

  Interim Dividends:

January 30, 2015 – The Board of Directors approved the payment of interim dividends amounting to R$2,750,000,000.00 (two billion and seven hundred and fifty million reais) based on the balance of net income calculated in the 4Q14 balance sheet, to be paid until the end of fiscal year 2015, on a date to be defined by the Company’s Executive Board and opportunely communicated to the market. The payment may be made in one or more installments, to the holders of common and preferred shares of record at the end of February 10, 2015, including. After this date, shares were considered ex-dividends.

Minutes of the 17th GSM and 42nd SSM (Page 6)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The table below shows a summary of the distribution:

Dividends approved on January 30, 2015	2,750,000,000.00

Amount per share	Common Shares (ON)	Preferred Shares (PN 1)
Dividends approved on January 30, 2015	2.296522661346	2.526174927480

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

2.            PROPOSAL FOR RESOLUTION

The Management proposes, in accordance with paragraph 6 of Article 202 of Law 6,404/76 and Article 26, paragraph 1 (iii) of the Company’s Bylaws, the allocation of the remaining balance of net income related to the fiscal year ended December 31, 2014 not yet allocated, totaling R$18,591,869.08 (eighteen million, five hundred and ninety-one thousand, eight hundred and sixty-nine reais and eight cents) shall be allocated as dividends.

Management also proposes that the dividends and interest on equity forfeited in 2013, totaling R$116,825,419.87 (one hundred sixteen million, eight hundred twenty-five thousand, four hundred and nineteen reais and eighty-seven cents) and other comprehensive income totalling R$14,264,432.32 (fourteen million, two hundred sixty-four thousand, four hundred and thirty-two reais and thirty-two cents), amounting to R$131,089,852.19 (one hundred thirty-one million, eighty-nine thousand, eight hundred and fifty-two reais and nineteen cents) be allocated as dividends.

The dividends proposed above shall be paid to the holders of common and preferred shares of record at the end of day of the General Shareholders' Meeting that resolves on said dividends. After this date, shares will be considered ex-dividends.

Minutes of the 17th GSM and 42nd SSM (Page 7)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Net income in the fiscal year	4,936,658,858.75
(-) Appropriation to the Legal Reserve	(246,832,942.94)
(-) Appropriation to the Tax incentive Reserve	(150,000.00)
Adjusted net income	4,689,675,915.81
Minimum Mandatory Dividends – 25% of adjusted net income	1,172,418,978.95

(+) Forfeited IOE/Dividends	207,442,366.27
(-) Other comprehensive income	(36,526,413.00)

(=) Profit available for distribution:	4,860,591,869.08

(-) Interest on equity deliberated on fiscal year 2014	2,092,000,000.00

Profit available for distribution in 2015	2,768,591,869.08
(-) Interim dividends on fiscal year 2015	2,750,000,000.00

(=) Total Proposed for Resolution	18,591,869.08

Management proposal for the payment of dividends to be resoluted:

Total Proposed for Resolution		18,591,869.08

Amount per Share	ON	PN [1]
Total Proposed for Resolution – per share	0.015526054057	0.017078659463

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

Minutes of the 17th GSM and 42nd SSM (Page 8)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Management proposes to the General Shareholders’ Meeting the payment of these dividends until the end of fiscal year 2015, on a date to be defined by the Company’s Executive Board and opportunely communicated to the market. The payment may be made in one or more installments.

This proposal for the allocation of the Company’s net income for the fiscal year, considering the amounts approved in fiscal year 2014, 2015 and the proposal for payment of dividends to be approved by the General Shareholders’ Meeting demonstrate that 100% of the adjusted net income for the fiscal year will be distributed to the shareholders as dividends.

It follows below the composition of the proceeds’ distribution relative to the Adjusted Net Income:

		% over Adjusted Net Income
Net income in the fiscal year	4,936,658,858.75
(-) Appropriation to the Legal Reserve	-246,832,942.94
(-) Appropriation to the Tax incentive Reserve	-150,000.00
Adjusted Net Income	4,689,675,915.81

Portion distributed as dividends and IOE related to the Adjusted Net Income	4,689,675,915.81	100.0%
Portion distributed as dividends related to Forfeited Dividends, less the adjustment for Other Comprehensive Income (*)	170,915,953.27	3.6%
Total of Dividends and IOE distributed	4,860,591,869.08	103.6%

(*) The Other Comprehensive Income amount was reduced by the amount to be distributed as dividends, due to the recycling of actuarial gains and losses in other comprehensive income to retained earnings as permitted by paragraph 122 of CPC33 (R1).

The table below shows the overall amounts of dividends and interest on equity, declared and proposed, related to fiscal year 2014, 2015:

Minutes of the 17th GSM and 42nd SSM (Page 9)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Interim Dividends	2,750,000,000.00
Dividends Proposed	18,591,869.08
Interest on Equity (gross)	2,092,000,000.00
Total	4,860,591,869.08

In accordance with Exhibit 9-1-II, item 7 of CVM Instruction 481, of December 17, 2009, the table below shows the comparison of net income and the distribution of dividends and interest on equity per share for the last fiscal years (in reais):

Net income per Share	2014	2013	2012	2011

Net income in the fiscal year – common shares (ON)	4.122599614710	3.103182506464	3.719174954228	3.635071244521
Net income in the fiscal year – preferred shares (PN 1)	4.534859576181	3.413500757110	4.091092449651	3.998578368973

Dividends/IOE per Share	2014	2013	2012	2011

IOE (gross) – common shares (ON)	1.747027420918	1.451402321969	-	1.557913776453
IOE (gross) – preferred shares (PN 1)	1.921730163012	1.596542554166	-	1.713705154097

IOE (net) – common shares (ON)	1.484973307782	1.233691973674	-	1.324226709985
IOE (net) – preferred shares (PN 1)	1.633470638561	1.357061171043	-	1.456649380983

Dividends – common shares (ON)	2.312048715403	1.604675222753	3.566950672031	1.949151523526
Dividends – preferred shares (PN 1)	2.543253586943	1.765142745028	3.923645739234	2.144066675879

Total [2]
Common Shares (ON)	4.059076136321	3.056077544722	3.566950672031	3.507065299979
Preferred Shares (PN 1)	4.464983749955	3.361685299194	3.923645739234	3.857771829976

Minutes of the 17th GSM and 42nd SSM (Page 10)

TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

2 Includes the dividend amount to be deliberated on the General Shareholders’ Meeting.

The shareholders, by unanimity of those who exercised their voting rights, registered the absences of those prevented by law, considering the opinion of the Company’s Fiscal Council, approved the Management Proposal for the Allocation of Net Income for Fiscal Year 2014, in full, including the dates for the payment of the dividends, which shall be established by the Executive Board as indicated in the Proposal and opportunely communicated to the market.

3 - With relation to the matter on item "3" of the agenda of the General Shareholders’ Meeting, which refers to the election of the members of the Fiscal Council for a new term of office beginning today and ending on the date of the 2015 general shareholders’ meeting, preliminarily, the Chairman pointed out and consigned that remains evident the not influence of the controlling shareholders over any of the preferred shareholders attending the separate vote.

After, the following resolutions were taken:

(i) election by majority of vote of the attending preferred shareholders, in a separate vote, registered the abstentions of the controlling shareholders SP Telecomunicações Participações Ltda., Telefônica Internacional S.A., Telefônica S.A. and Telefônica Chile S.A. and other abstentions registered by the Presiding Board, appointed by the preferred shareholders, Mses. Juliana Maia Vaz Santiago and Claudia Maia Vaz Santiago, was elected as Sitting member, Flavio Stamm, Brazilian, married, business administrator, with professional identification card CRA SP no. 45.324, bearer of the identification document (RG) no. 12.317.859 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 048.241.708-00, resident and domiciled at Rua Patápio Silva, 223 – apt. 32 – in the city and state of São Paulo; having as his Alternate Gilberto Lerio, Brazilian, divorced, accountant, with professional identification card CRC SP no. 1SP 111.445/O-9, bearer of the identification document (RG) no. 4.370.494-3 and inscribed in the roll of individual taxpayers (CPF/MF) under number 269.714.378-53, resident and domiciled at Av. Indianópolis, 860, in the city and state of São Paulo;

(ii) election by unanimous vote of the common shareholders, appointed by the controlling shareholders SP Telecomunicações Participações Ltda., Telefônica Internacional S.A., Telefônica S.A. and Telefônica Chile S.A., of the following Sitting members: (i) Cremênio Medola Netto, Brazilian, married, economist, bearer of the identification document (RG) no. 3.590.896-8 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 26.676.068-68, resident and domiciled in the city of Atibaia, state of São Paulo, with address at Rua Araras, 235, Jardim Flamboyant, in the city of Atibaia, state of São Paulo; (ii) Charles Edwards Allen, Brazilian, single, economist, bearer of the identification document (RG) no. 4.730.628 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 669.820.148-00, resident and domiciled in the capital of the state of São Paulo, with address at Rua João Álvares Soares, 1555, apto. 151, in the city and state of São Paulo; and as their Alternates, respectively, (i) Clovis Azeredo Travassos Filho, Brazilian, married, economist, bearer of the identification document (RG) no. 19.842.030-4 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 142.065.568-06, resident and domiciled in the capital of the state of São Paulo, with address at Avenida Marquês de São Vicente, 288, Barra Funda; (ii) Stael Prata Silva Filho, Brazilian, married, business administrator, bearer of the identification document (RG) no. 4.650.496 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 374.378.958-20, resident and domiciled in the capital of the state of São Paulo, with address at Rua Jesuino Arruda, nº 499, apto. 91, Itaim Bibi, in the city and state of São Paulo;

Minutes of the 17th GSM and 42nd SSM (Page 11)

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Fiscal Council will be, therefore, composed of three sitting members and three alternates, as elected above, having been informed that the elected members of the Fiscal Council were not incurred in legal impediments to the exercise of the duties of the Fiscal Council members and also were able to sign the clearance certificate referred to in § 4 of art. 147 of Law 6,404/76.

4 – Moving to item “1” of the agenda of the Special Shareholders’ Meeting, the majority of the shareholders who exercised their right to vote, established the overall annual compensation of the administrators and members of the Fiscal Council for fiscal year 2015 at R$26,188,641.40 (twenty-six million, hundred and eighty-eight thousand and six hundred and forty-one reais and forty cents), corresponding to a net amount, after discounting the contribution to social security, of R$22,428,817.00 (twenty-two million, four hundred and twenty-eight thousand, eight hundred and seventeen reais), given that the individualization for the members of management shall be made by the Board of Directors pursuant to the Company’s Bylaws and the compensation of the fiscal council members in office will be equivalent to 10% of the average compensation of an Executive Officer, excluding benefits, representation payments and eventual profit sharing payments (variable compensation).

Minutes of the 17th GSM and 42nd SSM (Page 12)

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

VII – Closure: The Presiding Board received the abstentions and registered the votes and abstentions in these minutes and those provided for by law, and after considering that all the matters on the agenda had been discussed, the meeting was adjourned and, in accordance with paragraph 1 of Article 130 of Law 6,404/76, the representatives of the shareholders approved the drawing up of these minutes in summary format with the accurate reproduction of the matters and resolutions taken herein, and the minutes were signed by all those in attendance. It was also registered that, in accordance with paragraph 2 of Article 130 of Law 6,404/76, these minutes will be published with the omission of the signatures of the shareholders. São Paulo, April 09, 2015. (signatures) Breno Rodrigo Pacheco de Oliveira, Chairman of the Meeting, representing the Management; Carolina Simões Cardoso – Secretary of the Meeting; SP Telecomunicações Participações Ltda., by proxy Carolina Simões Cardoso; Telefônica Internacional, S.A.U., by proxy Carolina Simões Cardoso; Telefônica Chile S.A., by proxy Carolina Simões Cardoso; Telefônica S.A., by proxy Carolina Simões Cardoso; represented by Santander Securities Services Brasil DTVM S.A., by proxy Carolina Simões Cardoso, the shareholders: Telefônica Internacional, S.A.U. and Telefônica S.A.; represented by Citibank N.A., by proxy Paulo Roberto Esteves the shareholders: ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND, LLC; ACMBERNSTEIN - DYNAMIC DIVERSIFIED PORTFOLIO; ACMBERNSTEIN SICAV - GLOBAL EQUITY INCOME PORTFOLIO; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVISORS' INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; AGF INVESTMENTS INC.; ALASKA PERMANENT FUND; ALLIANCEBERNSTEIN TAX-MANAGED BALANCED WEALTH STRATEGY; ALLIANCEBERNSTEIN TAX-MANAGED WEALTH APPRECIATION STRATEGY; AMERICAN AIRLINES, INC. MASTER FIXED BENEFIT PENSION TRUST; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC; CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND; CIBC EMERGING MARKETS INDEX FUND; CIBC LATIN AMERICAN FUND; CITY OF NEW YORK GROUP TRUST; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COMPASS AGE LLC; DGIA EMERGING MARKETS EQUITY FUND L.P.; DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST FUND; EGSHARES BRAZIL INFRASTRUCTURE ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES' RETIREMENT SYSTEM OF THE STATE OF HAWAII; ENSIGN PEAK ADVISORS, INC.; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; EXCEL LATIN AMERICA FUND; EXELON CORPORATION PENSION MASTER RETIREMENT TRUST; FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FRANCISCAN ALLIANCE, INC.; FUTURE FUND BOARD OF GUARDIANS; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST; GMO EMERGING MARKETS EQUITY FUND, A SUB FUND OF GMO FUNDS PLC; GMO EMERGING MARKETS FUND; GMO GLOBAL EQUITY TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO MEAN REVERSION FUND (ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS (ONSHORE) L.P.; GMO EMERGING COUNTRIES FUND; GMO WORLD EQUITY ALLOCATION INVESTMENT FUND PLC; HC CAPITAL TRUST - THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST - THE INTERNATIONAL EQUITY PORTFOLIO; HSBC BRIC EQUITY FUND; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; INTERVENTURE EQUITY INVESTMENTS LIMITED; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; ISHARES VII PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. STN LM BRAZILIAN HIGH DIVIDEND EQUITY MOTHER FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LEGG MASON GLOBAL FUNDS PLC; LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MELLON BANK, N.A. EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MERCER NON-US CORE EQUITY FUND; MINISTRY OF STRATEGY AND FINANCE; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS' RETIREMENT SYSTEM; NORGES BANK; NORTHERN TRUST INVESTMENT FUNDS; NTGI-QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; NZAM EM8 EQUITY PASSIVE FUND; PICTET - EMERGING MARKETS; PICTET - EMERGING MARKETS HIGH DIVIDEND; PICTET - EMERGING MARKETS INDEX; PICTET - EMERGING MARKETS SUSTAINABLE EQUITIES; PICTET FUNDS S.A. RE: PI CH EMERGING MARKETS TRACKER; PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND; PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PRINCIPAL FUNDS INC - INTERNATIONAL EMERGING MARKETS FUND; PRINCIPAL LIFE INSURANCE COMPANY; PRINCIPAL VARIABLE CONTRACTS FUNDS INC - INTERNATIONAL EMERGING MARKETS ACCOUNT; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS GLOBAL EX U.S. INDEX FUND, LP; RAYTHEON COMPANY MASTER TRUST; RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED; RUSSELL INSTITUTIONAL FUND, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND; RUSSELL INSTITUTIONAL FUND, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SANFORD C. BERNSTEIN FUND, INC. - TAX-MANAGED INTERNATIONAL PORTFOLIO; SANFORD C. BERNSTEIN FUND, INC. - OVERLAY A PORTFOLIO; SANFORD C. BERNSTEIN FUND, INC. - TAX-AWARE OVERLAY A PORTFOLIO; SANFORD C. BERNSTEIN FUND, INC. - INTERNATIONAL PORTFOLIO; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; STATE OF OREGON; STATE OF WISCONSIN INVESTMENT BOARD MASTER TRUST; STICHTING PENSIOENFONDS HORECA & CATERING; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE CALIFORNIA STATE TEACHERS' RETIREMENT SYSTEM; THE CANADIAN MEDICAL PROTECTIVE ASSOCIATION; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEE; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND (936561); THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS EQUITY DIVIDEND FUND; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; WISDOMTREE GLOBAL EQUITY INCOME FUND; represented by JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, by proxy Paulo Roberto Esteves, the shareholders: BOMBARDIER TRUST (U.S.) MASTER TRUST; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; FRANKLIN TEMPLETON INVESTMENT FUNDS; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN FUNDS; MISSOURI EDUCATION PENSION TRUST; NEW YORK LIFE INSURANCE COMPANY; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; represented by HSBC CTVM S.A., by proxy Paulo Roberto Esteves, the shareholders: BEST INVESTMENT CORPORATION; BOMBARDIER TRUST (CANADA) GLOBAL EQUITIES FUND; LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS; NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND; RBC DEXIA INVESTOR SERVICES TRUST AS TRUSTEE FOR THE CANADA POST CORPORATION PENSION PLAN; BOMBARDIER TRUST (UK); WOORICS EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; represented by Itaú Unibanco S.A., by proxy Paulo Roberto Esteves, the shareholders: NEON LIBERTY EMERGING MARKETS FUND LP; represented by Dynamo Internacional Gestão de Recursos Ltda., by proxy João Eduardo de Paula Machado, the shareholders: DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; KEMNAY DYBRA LLC; represented by Dynamo Administração de Recursos Ltda., by proxy João Eduardo de Paula Machado, the shareholders: DYC FUNDO DE INVESTIMENTO EM AÇÕES; TCEP FUNDO DE INVESTIMENTO EM AÇÕES; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO DE AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; represented by Flávio Stamm, by proxy Flávio Stamm, the shareholders: JULIANA MAIA VAZ SANTIAGO; CLAUDIA MAIA VAZ SANTIAGO; Antonio Gonçalves de Oliveira, Board of Directors member; Charles Edwards Allen, Fiscal Council member; Flávio Stamm, Fiscal Council member and shareholder; Cremênio Medola Neto, Fiscal Council member; Milton Shigueo Takarada, Accountant; Clóvis Madeira, Grant Thornton Auditores Independentes.

We certify that this is a free English translation of the original minutes of the 17th General Shareholders’ Meeting and the 42nd Special Shareholders’ Meeting, held on April 09, 2015, drawn up in the Company’s records.

Carolina Simões Cardoso

Secretary

OAB/RJ nº. 128.421

Minutes of the 17th GSM and 42nd SSM (Page 13)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 13, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director